UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Cyanotech Corporation

(Name of Issuer)

Common Stock,

par value $0.02 per share

(Title of Class of Securities)

232437-301 (CUSIP Number)

Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street
New Canaan, CT 06840

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437-301	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 677,340
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 677,340

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

CUSIP No. 232437-301	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian TSV II, LP 45-2531394
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 687,125
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 687,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 6 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.  Security and Issuer.

No change.

Item 2.  Identity and Background.

No change.

 Item 3.  Source or Amount of Funds or Other Consideration.

No change.

Item 4.  Purpose of Transaction.

Meridian and the other Reporting Entities have previously made the following filings (the “Prior Filings”):

Filing	Date	Subject
Schedule 13D	May 9, 2016	Davis/Board action to force out CEO signals a change away from Cyanotech’s strategy to rapidly expand retail Astaxanthin sales
Amendment No. 1	May 10, 2016	Meridian’s valuation model forecasts Cyanotech’s retail-oriented business plan to be worth $20 or more per share
Amendment No. 2	May 19, 2016	Discussion of Davis/Board securities reporting and governance violations, including excerpts from Meridian’s May 6, 2016 letter
Amendment No. 3	May 25, 2016	Notice that Meridian has commenced legal action on behalf of shareholders in Federal court against Davis, RSF and Board
Amendment No. 4	July 26, 2016	Criticism of Board’s renomination of Davis prior to completion of internal investigation in apparent violation of fiduciary duties
Amendment No. 5	August 9, 2016	Criticism of Board for withholding material information from internal investigation until after shareholder meeting
Amendment No. 6	August 17, 2016	Review of Davis and Cyanotech disclosures that confirm long history of improper filings and existence of Davis/RSF “group”
Amendment No. 7	October 6, 2016	Analysis of evidence demonstrating long pattern of securities reporting deficiencies, “parking” and Davis/RSF “group”
Amendment No. 8	October 18 2016	Davis and RSF “spiritual” alignment and how their agenda is contrary to the interests of other shareholders
Amendment No. 9	January 17, 2017	Davis/RSF collaboration on Filigreen Farm, a precursor to their collaboration and “group” at Cyanotech
Amendment No. 10	January 19, 2017	Analysis of RSF telling one story to the SEC concerning owning public shares and another story to its supporters and donors
Amendment No. 11	January 23, 2017	Analysis of Davis’ attempt to side-step Section 4943 of the Internal Revenue Code by “parking” shares with RSF
Amendment No. 12	February 15, 2017	Discussion of Meridian’s decision to drop Cyanotech from the ongoing litigation in order to protect shareholders from bearing the cost of defending Davis’ actions
Amendment No. 13	August 1, 2017

Review of the status of litigation relating to Davis’ alleged federal securities reporting violations, and discussion of a potential “secret agenda” being pursued by the long-secret partners, Davis and RSF.

Amendment No. 14	February 14, 2018	Review of Cyanotech’s great potential yet poor performance under the leadership of its Chairman, Michael Davis
Amendment No. 15	October 29, 2018	Meridian withdraws litigation now that facts are out in the open; need for SEC to take action to protect public markets
Amendment No. 16	October 31, 2018	Analysis of the series of events that led Davis/RSF to create and conceal their secret “group” for controlling Cyanotech

The following supplements the information provided in the Prior Filings.

In its Amendment No. 16, Meridian reviewed that it was likely the control threat from VitaeLab AG in 2010/2011 that caused Cyanotech chairman, Michael Davis, to create and conceal his secret “group” with Rudolf Steiner Foundation (“RSF”).  Davis’ actions to create a “Living Capital Fund” (“LCF”) administered by RSF allowed Davis to pay for the accumulation of a 33% control stake in friendly “group” hands.  In this filing, we will examine (x) the nature of the Davis/RSF interest in Cyanotech, and (y) additional reasons why they may have thought it desirable to conceal their “group” collaboration in apparent violation of the Securities Exchange Act of 1934 (the “1934 Act”).

Control “Group” With an Agenda Best Kept Secret

As discussed in Amendment No. 16, the serious 1934 Act issues for Davis/RSF started in 2010 with the machinations that allowed Davis to continue purchasing Cyanotech stock above a 20% ownership level.  This objective appears to have been part of an effort to fend off the approach of an outside shareholder, VitaeLab AG.  Because Davis’ direct holdings were already near 20%, he could not keep buying without incurring penalties under IRC Section 4943, so he created an account with RSF, who agreed to hold excess shares transferred and/or paid for by Davis in the LCF, which Davis created for the benefit of Ginungagap Foundation, another entity/structure created and managed by Davis.

RSF participated in Davis’ arrangement, agreeing to both hold the Cyanotech shares and to withhold from its required SEC disclosures (i) the existence of the LCF; (ii) that the LCF holds all of the shares for the benefit of Ginungagap; and (iii) that Davis was the creator of the LCF, the driving force behind all LCF actions, and the source of all the shares held by the LCF.  Disclosing the role of the LCF and Ginungagap would have, among other things, threatened to expose Davis’ long and close relationship with RSF, including their shared ownership and management of another agricultural property, this one in California wine country and called Filigreen Farm. As with Cyanotech, the Davis/RSF arrangement around Filigreen Farm leans heavily on Ginungagap as a pass-through entity allowing Davis to control the “group’s” activities while pointing to legalistic structures that allow him to claim that RSF is the real decision-making entity.

Evidence that Davis Always Intended Surreptitious Actions.  While Meridian is curious as to how RSF is responding to Davis now using his LCF structuring tricks to shield his actions at Cyanotech by claiming RSF is legally the entity in control, the record is clear that Davis’ pattern of skirting the disclosure requirements of the 1934 Act long predates his involving RSF at Cyanotech.  Davis’ 1934 Act issues date all the way back to 2003, when he joined Cyanotech’s board.  At that time, Davis should have amended his filing status to that of an insider/control person required to make ownership reports on Schedule 13D.  This is such a basic requirement that Meridian has said from the beginning that it is impossible to believe that Davis could have gone nearly 14 years without having been repeatedly informed of this fact.  Meridian believes there is really no way to view this history without suspecting that Davis always intended surreptitious actions that would benefit from incomplete disclosures and minimal public scrutiny.  And, Davis’ strategy was successful – not even Meridian thought much of Davis’ improper filings until 2015/2016, when it was first exposed to the inexplicable and unexplained behavior of Cyanotech’s board of directors and its chairman.

Public Company Controlled by 501(c)(3) Not-for Profits. When Meridian became aware of the potential of serious fiduciary and governance failures emanating from Cyanotech’s board, it began investigating and soon discovered the long-concealed Davis/RSF relationship.  One of the first issues that had to be considered was the realization that Cyanotech is a for-profit public company controlled by a “group” of not-for-profit 501(c)(3) entities.  RSF is public charity. Davis appears to have organized his professional life around the operation of a family of nonprofit entities that he manages from a single office in Tiberon California.  The most significant of these entities are the Michael Arlen Davis Charitable Lead Annuity Trust, Skywords Family Foundation, Ginungagap Foundation, and Canobie Films Foundation.

It is, of course, very unusual for a public company to have lead shareholders that are 501(c)(3) entities.  If that were the whole story, one might understand efforts to down-play the fact.  But at Cyanotech, that is not the entire story.  In addition to the Section 13(d) issues, the IRC Section 4943 issues, and the “parking” issues previously discussed, Meridian believes there is a very significant 1934 Act public company disclosure issue at Cyanotech.  This begins with the long-sustained effort by Davis, and then Davis/RSF, to conceal the Rudolf Steiner-inspired agenda of the nonprofit entities that control the company.

RSF’s publicly-stated objective is to “transform” what it means to earn an investment return – an objective which includes very specific beliefs opposing economic growth and its speaking out against the profit motive of public companies.  See Meridian’s Amendment No. 8 and Amendment No. 14 for a detailed discussion of RSF’s beliefs and investing mandate.

Rudolf Steiner-Inspired Agenda at Cyanotech.  RSF’s primary purpose is to promote the teachings of Rudolf Steiner.  Davis specifically picked RSF to be his partner at Cyanotech. Likely as a result of the disclosures compelled by the Meridian litigation, Davis now admits to being a “significant supporter of the charitable activities of RSF” (see quote below).  Among Steiner’s teachings are his ideas on so-called “biodynamic” agriculture.  Steiner’s writings describe and promote certain “mystical” practices such as planting and harvesting according to lunar cycles, creating special preparations of manure stuffed into cow horns, buried over winter, and even ritual animal sacrifices.  In Amendment No. 13, Meridian quoted Internet-skeptic, Brian Dunning, who wrote, "the best way to think of 'biodynamic agriculture' would be as a magic spell cast over an entire farm.” Research quickly reveals that these practices are believed and followed by Steiner’s contemporary devotees – including, it would seem, Davis and RSF. The website describing Filigreen Farm, the California property owned and managed by Davis/RSF since 2003, incudes the word “biodynamic” twice within the first 70 words.

In its Amendment No. 13, Meridian bluntly asked whether outside investors should fear that Davis and RSF are secretly pursuing a Rudolf Steiner-inspired agenda at Cyanotech.  Having repeatedly poked at this idea in its filings, Meridian was finally rewarded with substantial confirmation by Davis in his most recent filing.  Quoting from the Schedule 13D filed by the Davis/RSF group on October 19, 2018:

“As detailed in publicly available documents, Skywords has been a significant supporter of the charitable activities of RSF since at least 2001…RSF activities supported by Skywords have included remedial education for the developmentally challenged, educational scholarships, teacher training, curriculum development, publishing, agricultural research, agronomy, and education in general, all consistent with work inspired by the early 20th century polymath Rudolf Steiner…Skywords granted shares of the Issuer and cash to the LCF. These grants of shares of the Issuer to a fund in support of agricultural research were both consistent with the charitable missions of RSF and Skywords, and beneficial to the Issuer, given RSF’s broad involvement in the industry of the Issuer and its express public commitment to support long term economic, agricultural, social, and environmental values.” (emphasis added)

FINALLY!  Fifteen years after joining the board, eight years after forcing out Cyanotech’s successful CEO, Andrew H. Jacobson, and 2 years after forcing out Cyanotech’s successful CEO, Brent Bailey, Davis has finally disclosed that he believes the teachings of Rudolf Steiner, and in particular, Steiner’s ideas about agriculture, are not just relevant, but “beneficial” to Cyanotech’s business.

In its filings, Meridian has frequently used the phrase “inexplicable and unexplained”.  Meridian has used that phrase to highlight decisions and actions (such as firing successful CEOs and turning away investors interested in helping to grow the business) that appear motivated by something utterly different than what one would expect to be driving a public company.  As indicated by the above referenced discussion in Amendment No. 13, Meridian has long suspected and suggested that a secret Rudolf Steiner-inspired agenda is the explanation.  Meridian believes that one of the reasons Davis and RSF concealed their very close long-term relationship and collaboration at Cyanotech, is their belief that public exposure of their Rudolf Steiner-inspired agricultural agenda at Cyanotech would be poorly received by outside shareholders and potentially threaten Davis’ control of the company and his ability to continue that secret agenda.

Top Priority is Davis Retaining His Control

Meridian is confident that it is not alone in seeing a major problem with a public and for-profit company being controlled by a collection of nonprofit entities that have as their mission, promoting mystical ideas and anti-growth and anti-Wall Street agendas – when those secret ideas and agendas are carefully kept secret from outside investors.  Meridian certainly would not have invested in Cyanotech in 2014 and 2015 had it known that the company was controlled by shareholders committed to the anti-growth teachings of Rudolf Steiner.

Returning to the language above excerpted from the recent Davis/RSF Schedule 13D, Cyanotech’s chairman effectively admits that until called-out by Meridian, his group failed to disclose material facts as required by the 1934 Act.  Note, the first words of the paragraph, they don’t say “As disclosed in prior filings” – instead they say “As detailed in publicly available documents”.  The “publicly available documents” referenced are the tax returns, websites and other materials that Meridian had to scour through in order to piece-together the reality of Davis/RSF and their agenda at Cyanotech.  Meridian’s Amendment No. 13 examined some of the extraordinary arguments put forward by Davis concerning the legal requirements of the 1934 Act and Section 13(d).  It is enough here to emphasize that the 1934 Act reporting requirements for insiders and control shareholders are obviously not satisfied when material facts are not only undisclosed, but so effectively obscured that it takes a motivated shareholder more than a year of research to discover those material facts.

As discussed in the prior section, Meridian believes Davis/RSF withheld required disclosures in order to better retain control over the company.  Anyone threatening Davis/RSF control had to be pushed out or away from the company.  Thus, were successful CEO’s Jacobson and Bailey forced out of the company and thus were business friendly approaches from growth-oriented investors such as VitaeLab and Meridian rejected or ignored.  The record strongly suggests that Davis is much more interested in remaining in control of Cyanotech than he is in seeing the company’s business fulfil its potential.  As detailed in Amendment No. 14, the result is a company failing by every measure – except potentially those secretly held by Davis and RSF as having priority above all else.

Davis and his allies would be free to run the company in any way they chose – if Cyanotech were private and they owned it. But Davis and RSF do not own the company.  As control shareholders, they and Cyanotech’s board of directors and senior management. are legally required to exercise their fiduciary duties to the company’s outside shareholders – most of whom, like Meridian, probably invested in Cyanotech expecting “normal” corporate activities and not a succession of “inexplicable and unexplained” events.

Meridian believes Davis would take Cyanotech private if he could, but that he can’t.  Davis’ available funds appear to reside primarily within private foundation charities that are prevented by IRC Section 4943 from owning more than 20% of any business, public or private.  Thus, Davis’ solution, since he assumed dominion over the company’s affairs, has been the otherwise inexplicable corporate policies of (i) conducting “anti-investor relations” and (ii) a pattern, as detailed in Meridian’s Amendment No. 14, of firing CEOs as soon as their efforts begin delivering commercial success.  Meridian believes that, because Davis cannot take Cyanotech private, his has repeatedly exercised his influence as chairman to prevent the company from achieving sustained operating success that would attract investors such as VitaeLab and Meridian, investors that could acquire sufficient shares to potentially challenge Davis’ continued control over the business.

Meridian’s New Concern

Concern that Davis Will Seek to Sell the Company at Current Deflated Valuation.  Now that Davis’ secret long-term scheme to control Cyanotech and cause it to be run according to his personal dictates has been discovered and exposed, Meridian is presented with a new concern.  That is the likely temptation of those around Cyanotech that are implicated in potentially significant fiduciary, governance and 1934 Act failures to seek an escape hatch – that is, to sell the company in the hopes that such a transaction will put an end to the rising public company exposure and potentially rising personal liability.  Likely, Davis and RSF would also hope to use their current influence over the company to pick the new owner – there must be a Rudolf Steiner devotee somewhere with sufficient resources to lead a go-private transaction – particularly given how low the company’s valuation has been driven during the tenure and leadership of chairman Davis.

Meridian would almost certainly seek to block such a transaction attempt, with this likely including careful scrutiny of the apparent fiduciary and governance failures of Cyanotech’s other board members.  From its discussions with other Cyanotech shareholders, Meridian does not believe they want to see the company sold – they want to see the company fixed.  It is an easy fix from a strategic perspective – Meridian has been offering to lead that easy fix for two and one-half years.

Time For Cyanotech’s Shareholders to Speak Out.  In response to the risk of continued fiduciary and governance failures, Meridian encourages other Cyanotech shareholders to use all available mechanisms to communicate their opposition to (x) a continuation of the status quo policy of running Cyanotech as though it is the private property of Michael Davis and (y) the potential of a transaction that would benefit the company’s insiders at the expense of outside shareholders.  Schedule 13D filings are an available option for any Cyanotech shareholder, as is participation in one or more online discussion groups.  The company’s Corporate Code of Conducts and Ethics includes several mechanisms for whistle-blowing bad conduct, including reporting concerns via the company’s ethics hotline provider, Lighthouse Services, via telephone at (844) 448-0006, and via e-mail at reports@lighthouse-services.com (must include company name with report).

Time For Board to Commence Reform.  Meridian would also like to remind Cyanotech’s board of directors that it has never withdrawn the offer extended on May 6, 2016 to provide a Meridian representative to serve as an active board member.  Meridian knows the company well and believes strongly in Cyanotech’s future business potential.  Even better, Meridian is small public company turnaround specialist that has already given considerable thought to the changes necessary for Cyanotech to improve its operating performance and shareholder value.

Meridian believes that its multi-year effort to investigate and expose the Davis/RSF secret agenda shows that Meridian is the true fiduciary stalwart of Cyanotech’s shareholders.  The best way for Cyanotech’s directors to declare and demonstrate their independence from Cyanotech’s sad record and the private agenda of Michael Davis would be welcome Meridian into the company in order to address and fix the overwhelming fiduciary and governance failings long seen and now increasingly understood.

Meridian welcomes a dialog with any Cyanotech director or any Cyanotech shareholder that is interested in pursuing the wholesale reform desperately needed at the company.  Please contact us at moreredalgae@meridianohc.com.

FORWARD-LOOKING STATEMENTS

This filing contains “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding Meridian’s beliefs about Cyanotech’s prospects, product market position, future revenues and future stock price, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or other similar words.

These forward-looking statements are only predictions. These statements relate to future events and involve known and unknown risks, uncertainties and other important factors that may cause Cyanotech’s actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Actual results may differ materially due to action or inaction by Cyanotech’s board of directors and management, Cyanotech’s inability to overcome its production problems and other risks, some of which may be unknown. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this report represent the views of the Reporting Entities as of the date of this filing. Subsequent events and developments may cause those views to change.

Item 5.  Interest in Securities of the Issuer.

No change.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.  A copy of such agreement was filed as Exhibit A to the Schedule 13D filing of the Reporting entities on May 9, 2016.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A – Joint Filing Agreement dated May 9, 2016, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.(1).

(1)  Incorporated by reference to Schedule 13D filed on May 9, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.

Its:  General Partner

By: /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

Meridian TSV II, L.P.

By:  TSV Investment Partners, L.L.C.

Its:  General Partner

By: /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

TSV Investment Partners, L.L.C.

By: /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.

Its:  General Partner

By: /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director